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Exhibit 18

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March 15, 2002 AEP Industries Inc. 125 Phillips Avenue South Hackensack, NJ 07606	Arthur Andersen LLP 105 Eisenhower Parkway Roseland NJ 07068-1099 Tel 973 403 6100 www.andersen.com

Re: Form 10-Q Report for the quarter ended January 31, 2002

Gentlemen:

        This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

        We have been informed that, as of November 1, 2001, the Company changed its method of accounting for domestic inventory (except supplies) from the LIFO (Last-In, First-Out) method to the FIFO (First-In, First-Out) method. According to the management of the Company, this change was made to conform Financial and US tax reporting, conform accounting method with its worldwide operations and better match revenue and expenses.

        A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

        We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

        We have not audited the application of this change to the financial statements of any period subsequent to October 31, 2001. Further, we have not examined and do not express any opinion with respect to your financial statements for the three months ended January 31, 2002.

Very truly yours,

/s/ Arthur Andersen LLP

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  Exhibit 18